SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH March 05, 2009

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CORPORATE EVENTS AGENDA

Name	Brasil Telecom S.A.
Headquarters Address	SIA/Sul – ASP – Lote D, Bloco B – Brasília, DF
Website	www.brasiltelecom.com.br
Investor Relations Officer	Name: Alex Waldemar Zornig E-mail: alex.zornig@oi.net.br Phone: +55 21 3131-1212 Fax: +55 21 3131-1155
Newspapers for Company Releases	Valor Econômico (national edition) Jornal de Brasília (Brasília) Diário Oficial da União

Annual Financial Statements, including MD&A, relative to December 31, 2008.
EVENT	DATE
Available to shareholders	February 11, 2009
Publishing in newspapers	February 13, 2009
Filing with Bovespa	February 11, 2009

Annual Financial Statements to CVM – DFP, relative to December 31, 2008.
EVENT	DATE
Filing with Bovespa	February 11, 2009

Dividends and Interest on Shareholders’ Equity, relative to December 31, 2008
Type	Event – Date	Amount (R$million)	Gross Value per share		Date of Payment
			Common	Preferred
Interest on Equity	Board of Directors’ Meeting – March 26, 2008	245.0	0.447588512	0.447588512	To be Defined on the 2009 General Shareholders’ Meeting
Interest on Euity	Board of Directors’ Meeting – December 16, 2008	79.3	0.144840477	0.144840477	To be Defined on the 2009 General Shareholders’ Meeting
* The dividends that were provisioned by the Company integrate the proposal for the Destination of Results to be submitted for the approval of the General Shareholders’ Meeting.

Annual Information to CVM – IAN, relative to December 31, 2008.
EVENT	DATE
Filing with Bovespa	May 06, 2009

1

Quarterly Press Release Information
EVENT	DATE
Filing with Bovespa
Fourth Quarter 2008	February 10, 2009
First Quarter 2009	April 30, 2009
Second quarter 2009	July 30, 2009
Third quarter 2009	October 29, 2009

Quarterly Information to CVM – ITR
EVENT	DATE
Filing with Bovespa
First Quarter 2009	April 30, 2009
Second quarter 2009	July 30, 2009
Third quarter 2009	October 29, 2009

General Shareholders’ Meeting
EVENT	DATE
Publishing of Summons Notice	March 09, 10, and 11, 2009
Filing of Summons Notice with Bovespa	March 06, 2009
General Shareholders’ Meeting	April 08, 2009
Filing of the minutes with Bovespa	April 08, 2009

Extraordinary Shareholders’ Meetings already scheduled
EVENT	DATE
Publishing of Summons Notice	January 16, 19, and 20, 2009
Filing of Summons Notice with Bovespa	January 15, 2009
Extraordinary Shareholders’ Meeting	February 17, 2009
Filing of the minutes with Bovespa	February 17, 2009

2

Public Meetings with Analysts
EVENT	DATE
APIMEC – Investor’s Meeting (Rio de Janeiro, Brazil)	August 13, 2009
APIMEC – Investor’s Meeting (São Paulo, Brazil)	August 14, 2009
APIMEC – Investor’s Meeting (Brasília, Brazil)	August 25, 2009
APIMEC – Investor’s Meeting (Belo Horizonte, Brazil)	August 26, 2009
APIMEC – Investor’s Meeting (Porto Alegre, Brazil)	November 10, 2009
APIMEC – Investor’s Meeting (Fortaleza, Brazil)	November 23, 2009

Board of Directors’ Meetings already scheduled
EVENT	DATE

Date of the meeting

  Deliberate on the replacement of the Company’s statutory management, with the election its new members.

  Deliberate on the Summons of an Extraordinary Shareholders Meeting of the Company, to resolve the following matters: (i) the replacement of Board of Directors Members appointed by the controllers, with election of new members to complement the tenure; (ii) the election of the Chairman and the Vice-President of the Board of Directors; and (iii) the replacement of Fiscal Board Members appointed by the Common Shareholders, with election of new members to complement the tenure;
January 08, 2009
Filing of the the extract of the minutes with Bovespa	January 09, 2009

Date of the meeting

  To resolve on the change of remuneration of the 5th Issue debentures and the acquisition of 5th Issue debentures from debenture-holders willing to sell them, in accordance with section 5.6.1 of the Private Deed of the 5th Issue, comprising the 4th Public Issue of simple, non-convertible  debentures of Brasil Telecom S.A. of June 20, 2006, as amended on December 17, 2008 (“Deed of Issue”);

  To rectify the Board’s resolution of January 08, 2009.
January 26, 2009
Filing of the extract of the minutes with Bovespa	January 27, 2009
Date of the meeting
  To decide on the updating of the feasibility study on the realization of deferred tax credits pursuant to CVM Instruction 371 of June 27, 2002;
  To acknowledge the Management Report, the accounts of the Executive Board, the financial statements, the Company’s capital budget for 2009, the allocation of net income, and dividend and interest-on-equity payments for the fiscal year ended December 31, 2008, to be submitted to the Annual Shareholders’ Meeting;
  To deliberate on the convening of a BT Annual and Extraordinary Shareholders’  Meeting, to discuss the following:
  3.1 Annual Shareholders Meeting:
  (i) To verify the management accounts and examine, discuss and vote on the Financial Statements and the Management Report for the fiscal year ended December 31, 2008;
  (ii) To decide on the year’s net income allocation, dividend distribution and the attribution of interest on equity to dividends;
  (iii) To decide on the Company’s 2009 capital budget; and
  (iv) To elect the sitting and alternate members of the Fiscal Council and to establish the individual compensation of its members;
  3.2 Extraordinary Shareholders Meeting:
  (i) To decide on amending the Company’s Bylaws in regard to the allocation of remaining annual net income.
February 10, 2009
Filing of the extract of the minutes with Bovespa	February 10, 2009

3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 05, 2009

BRASIL TELECOM S.A.

By:	/S/ Alex Waldemar Zornig
Name: Alex Waldemar Zornig Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.